EXHIBIT 5
Consent of Independent Registered Chartered Accountants
We consent to the use of our reports dated February 8, 2007 relating to the financial statements of Sun Life Financial Inc. and Management’s Report on Internal Control over Financial Reporting (including the Comments by Auditors on Canada-United States of America Reporting Difference) appearing in this Annual Report on Form 40-F of Sun Life Financial Inc. for the year ended December 31, 2006.
/s/“Deloitee & Touche LLP”
Independent Registered Chartered Accountants
Toronto, Ontario
February 8, 2007